Mail Stop 4561
								February 16, 2006

By U.S. Mail and Facsimile to (212) 444-7530

Mr. Vishal Garg
Chief Financial Officer
MRU Holdings, Inc.
600 Lexington Avenue, 3rd Floor
New York, New York  10036

Re:	MRU Holdings, Inc.
	Form 10-KSB for the Fiscal Year Ended June 30, 2005
      Filed September 28, 2005
	File No. 000-33487

Dear Mr. Garg:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis
Results of Operations, page 11
1. Please revise to more clearly disclose the nature of significant revenue and expense items. For example, explain how revenues are earned and expenses are incurred in relation to "referral marketing."
In addition, provide a more detailed discussion of the nature of significant expenses comprising the $4.1 million in operating expenses for fiscal year ended June 30, 2005.

Off-Balance Sheet Arrangements, page 13
2. Your statement that you do not have any off-balance sheet arrangements does not appear appropriate given your program for providing loan guarantees. Please revise this section to further discuss your loan guarantee program and disclose your accounting policy related to such guarantees. Refer to FIN 45 for further guidance.

Financial Statements
Balance Sheet, page F-3
3. We note your disclosure on page 5 that it is your intention to sell or securitize your warehouse student loans. Accordingly, please revise to classify your student loans receivable as held for sale and report them at the lower of cost or fair value in accordance with paragraph 8(b) of SOP 01-6. Please also refer to paragraph 10.33 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions.
4. Please revise to report outstanding debt separately from accounts payable and accrued expenses.

Statement of Operations, page F-4
5. We note that you have presented your Statement of Operations in a manner consistent with your predecessor, Pacific Technology.
Given
the significant differences between your current and former lines of business, your current presentation does not accurately reflect your operations and results thereof. For example, cost of sales and gross profit are not appropriate line items for a financing company. In addition, your presentation of general and administrative expenses is not meaningful to investors as the nature of the expenses comprising this line item is not clear. Please revise to present your results of operations in a format that more appropriately reflects your business model. Although there is not a specific income statement format for finance companies, you may wish to consider the income statement line items used by bank holding companies as set forth in Article 9-04 of
Regulation S-X. You may also refer to the AICPA Audit and Accounting
Guide for Depository and Lending Institutions.

Statement of Changes in Stockholders` Equity (Deficit), page F-5
6. We note that the Statement of Stockholders` Equity that you have presented is that of Pacific Technology. It appears that you have recorded adjustments to the equity section of Pacific Technology to reflect the acquisition of Iempower, Inc. We believe that reports filed by a registrant after a reverse acquisition should parallel the financial reporting required under GAAP, as if the target company (i.e. accounting acquirer) were the legal successor to the registrant`s reporting obligation as of the date of the merger. Furthermore, the equity section of the accounting acquirer`s balance sheet should be retroactively restated to reflect the effect of the exchange ratio established in the merger agreement. Please revise to present your historical financial statements prior to the date of the acquisition as those of the accounting acquirer. You may refer to the Division of Corporation Finance`s Frequently Requested Accounting and Financial Reporting Interpretations and Guidance which is accessible on our website (www.sec.gov) for further guidance.

Note 1:  Organization and Basis of Presentation, page F-7
7. Please revise to disclose how you accounted for your acquisition of Iempower, Inc. For example, clearly state that this acquisition was accounted for as a reverse merger whereby the historical financial statements presented are those of Iempower as the accounting acquirer.
8. Please tell us how you applied the purchase method of accounting to your acquisition of Iempower. Explain how you identified the accounting acquirer, how you determined the cost of the acquired entity and how you allocated this cost to the assets acquired and liabilities assumed.

Note 2: Summary of Significant Accounting Policies, page F-7 Student Loans Receivable
9. Please revise to disclose your accounting policy for student loans
receivable.  Clearly disclose your intent to sell or securitize these
loans in the foreseeable future. In addition, disclose that these loans are carried at the lower of cost or fair value and describe the method used to determine fair value.
10. We note that you have recorded an asset in the amount of
$250,000
classified as "collateral deposit - student loans." Please revise the footnotes to your financial statements to clearly disclose the nature of this asset and its related accounting policy. Please also discuss the nature of your security deposits.

Revenue Recognition, page F-8
11. Please revise to clearly disclose your revenue recognition policy for each revenue source. For example, it is not clear what "referral income" represents, how it is earned and how it differs from "referral marketing fee income." In addition, the nature of the consulting income earned during 2003 and 2004 is unclear.

(Loss) Per Share of Common Stock, page F-9
12. Please revise to quantify the number of securities that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph
40(c) of SFAS 128.

Fair Value of Financial Instruments, page F-9
13. Please revise to provide disclosures required by SFAS 107 for all of your financial instruments, including accounts receivable, student loans receivable, long-term debt and off-balance sheet instruments (e.g. guarantees.)

Stock Based Compensation, page F-9
14. Please revise to provide the disclosures required by paragraph 2(e) of SFAS 148.

Note 4: Provision for Income Taxes, page F-11
15. Please revise to disclose the nature of the items that give rise to your deferred tax asset. In addition, please provide all of the disclosures required by SFAS 109.

Note 5: Stockholder`s Equity
Preferred Stock, page F-12
16. Please tell us how you considered the guidance in paragraphs
12-
16 of SFAS 133 in determining whether the conversion feature embedded in your preferred stock meets the definition of a derivative instrument that should be bifurcated and accounted for at fair value.
17. If you determined that the conversion feature embedded in your preferred stock did not require bifurcation under SFAS 133, please tell us how you considered the guidance in EITF 98-5 in determining the existence of a "beneficial conversion feature" that would be required to be valued separately.

Warrants, page F-12
18. Please revise to clearly disclose the terms of your outstanding warrants and provide a rollforward of activity during each of the periods presented.
19. Please explain to us your accounting policy for warrants, including how you considered the guidance in paragraphs 6 - 9 of SFAS
133 in determining whether your warrants meet the definition of a derivative instrument which should be accounted for at fair value.
20. If you determined that your warrants do not meet the definition of a derivative under SFAS 133, please tell us how you considered the guidance in EITF 00-19 in determining whether such warrants should be accounted for as a liability or an equity instrument.

Note 7: Credit Line with Universal Finanz Holding Co.,
 Page F-13
21. For all lines of credit, please revise to disclose the balance outstanding as of each balance sheet date and the amount and terms of any unused lines of credit.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald, Staff Accountant, at
(202)
551-3556 or me at (202) 551-3426 if you have questions regarding these comments.


      Sincerely,



      Angela Connell
      Senior Accountant


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Vishal Garg
MRU Holdings, Inc.
February 16, 2006
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